Subject to Completion, Pricing Supplement dated February 16, 1996

PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 45 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                          February  , 1996
                                                                Rule 424(b)(3)
                                 $ 10,000,000

                           Morgan Stanley Group Inc.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes

                   EXCHANGEABLE NOTES DUE FEBRUARY 27, 2004

                  Exchangeable For Shares of Common Stock of
                                   CITICORP

The Exchangeable Notes due February 27, 2004 (the "Notes") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Group Inc. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes - Fixed Rate Notes." The issue price of each Note will
be $      (     % of the principal amount at maturity) (the "Issue Price"), and there will be no periodic payments of interest.  The Issue Price
represents a yield to maturity of    % per annum computed on a semiannual
bond-equivalent basis based on the Issue Price calculated from the date of issuance (the "Original Issue Date"). The Notes are issued in minimum denominations of $1,000 per Note and will mature on February 27, 2004 (the "Maturity Date"). The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

On any Exchange Date (as defined herein), the holder of a Note will have the right (the "Exchange Right"), subject to the completion by the holder and delivery to the Company and the Calculation Agent of an Official Notice of Exchange prior to 11:00 a.m. New York City time on such date, to exchange each
$1,000 principal amount of such Note for         shares (the "Exchange Ratio")
of the common stock, par value $1.00 per share ("Citicorp Stock"), of Citicorp, subject to the Company's right to pay cash in an amount equal to the Exchange Ratio times the Market Price (as defined herein) of Citicorp Stock on the Exchange Date in lieu of such shares. The Exchange Ratio will be adjusted for certain corporate events but will not be adjusted for any original issue discount ("OID") on the Notes. See "Adjustments to Exchange Ratio" in this Pricing Supplement. Upon exchange, the holder will not receive any cash payment representing any accrued OID. Such accrued OID will be deemed paid by the Citicorp Stock or cash received by the holder upon exercise of the Exchange Right. An Exchange Date will be any NYSE Trading Day (as defined herein) that falls during the period beginning 18 months after the Original Issue Date and ending on the day prior to the Maturity Date.

Citicorp is neither affiliated with the Company nor involved in this offering of the Notes. The Market Price of the Citicorp Stock on the date of this
Pricing Supplement was $        (the "Initial Market Price").

The Company will cause any adjustments to the Exchange Ratio to be determined by the Calculation Agent for Chemical Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-4 and PS-5 herein.


                             --------------------

                                 PRICE       %

                             --------------------

                                        Agent's
                Price to Public      Commissions(1)      Proceeds to Company
               -----------------    ----------------    ---------------------
Per Note...            %                   %                      %
Total......        $                    $                     $

_______________

(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                             MORGAN STANLEY & CO.
                                 Incorporated


Information contained in this preliminary pricing supplement is subject to completion or amendment. These securities may not be delivered prior to the time a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount:..............  $10,000,000

Maturity Date:.................  February 27, 2004

Specified Currency:............  U.S. Dollars

Issue Price:...................    %

Original Issue Date
  (Settlement Date):...........             , 1996

Book Entry Note or
  Certificated Note:...........  Book Entry

Senior Note or Subordinated
  Note:........................  Senior

Minimum Denominations:.........  $1,000

Trustee:.......................  Chemical Bank

Exchange Right:................  On any Exchange Date, the holders of Notes will be entitled upon completion by the
                                 holder and delivery to the Company and the Calculation Agent of an Official Notice of Exchange (in the form of Annex A attached hereto) prior to 11:00 a.m. New York City time on such date and acknowledgment of such notice by the Company and the Calculation Agent and delivery on such date of such Notes to the Trustee, to exchange each $1,000 principal amount of Notes for shares (the "Exchange Ratio") of Citicorp Stock, subject to adjustment as described under "Adjustments to the Exchange Ratio" below. Upon any such exchange, the Company may, at its sole option, deliver such shares of Citicorp Stock or pay an amount in cash equal to the Exchange Ratio times the Market Price of Citicorp Stock on the Exchange Date, as determined by the Calculation Agent, in lieu of such shares. Such delivery or payment will be made 3 Business Days after any Exchange Date, subject to delivery of such Notes to the Trustee on the Exchange Rate.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, deliver such shares of Citicorp Stock or cash to the Trustee for delivery to the holders.

No Fractional Shares...........  If upon any exchange of the Notes the Company chooses to deliver shares of Citicorp Stock, the Company will pay cash in lieu of issuing fractional shares of Citicorp Stock in an amount equal to the corresponding fractional Market Price of Citicorp Stock on such Exchange Date.

Exchange Ratio.................                , subject to adjustment for
                                 certain corporate events. See "Adjustments to Exchange Ratio" below.

Exchange Date..................  Any NYSE Trading Day that falls during the period beginning 18 months after the Original Issue Date and ending on the day prior to the Maturity Date.


NYSE Trading Day:..............  A day on which trading is generally conducted in the over-the-counter market for equity securities in the United States and on the New York Stock Exchange, as determined by the Calculation Agent, and on which a Market Disruption Event (as defined below) has not occurred.

Market Price:..................  If Citicorp Stock (or any other security for which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market ("NASDAQ NMS") or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the Market Price for one share of Citicorp Stock (or one unit of any such other security) on any NYSE Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which Citicorp Stock is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Market Price for any NYSE Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for Citicorp Stock obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation Agent. The term "NASDAQ NMS security" shall include a security included in any successor to such system and the term "OTC Bulletin Board Service" shall include any successor service thereto.

NYSE Trading Day:..............  A day on which trading is generally conducted in the over-the-counter market for equity securities in the United States and on the New York Stock Exchange, as determined by the Calculation Agent, and on which a Market Disruption Event has not occurred.

Calculation Agent:.............  Morgan Stanley & Co. Incorporated ("MS & Co.")

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Ratio or determining the Market Price or whether a Market Disruption Event has occurred. See "Adjustment to the Exchange Ratio" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Total Amount of OID:...........        per $1,000 principal amount of Notes


Original Yield to Maturity:....        % per annum computed on a semiannual
                                 bond-equivalent basis based on the Issue
                                 Price calculated from the Original Issue Date.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Notes do not pay interest and the yield to maturity is less than would be payable on a non-exchangeable debt security issued with OID if the Company were to issue such a security at the same time it issues the Notes.

                                 The Company is not affiliated with Citicorp and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Citicorp, corporate events of Citicorp, including those described below in "Adjustments to the Exchange Ratio," are beyond the Company's ability to control and are difficult to predict.

                                 Citicorp is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. Citicorp will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 There can be no assurance as to how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. The market value for the Notes will be affected by a number of factors independent of the creditworthiness of the Company and the value of Citicorp Stock, including, but not limited to, the volatility of Citicorp Stock, the dividend rate on Citicorp Stock, market interest and yield rates and the time remaining to the first Exchange Date or the maturity of the Notes. In addition, the value of Citicorp Stock depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The market value of the Notes is expected to depend primarily on the extent of the appreciation, if any, of the Market Price of Citicorp Stock above the Initial Market Price. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the accreted principal amount thereof, if, at such time, the Market Price of Citicorp Stock is below, equal to or not sufficiently above the Initial Market Price. The historical Market Prices of Citicorp Stock should not be taken as an indication of Citicorp Stock's future performance during the term of any Note.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Ratio or determining the Market Price or whether a Market Disruption Event has occurred that may influence the determination of the amount of stock or cash receivable upon exercise of the Exchange Right. See "Adjustments to the Exchange Ratio" and "Market Disruption
                                 Event."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.


Antidilution Adjustments:......  The Exchange Ratio will be adjusted as follows:

                                 1.  If Citicorp Stock is subject to a stock
                                 split or reverse stock split, then once such split has become effective, the Exchange Ratio will be adjusted to equal the product of the prior Exchange Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Citicorp Stock.

                                 2.  If Citicorp Stock is subject to a stock
                                 dividend (issuance of additional shares of Citicorp Stock) that is given ratably to all holders of shares of Citicorp Stock, then once the dividend has become effective and Citicorp Stock is trading ex-dividend, the Exchange Ratio will be adjusted so that the new Exchange Ratio shall equal the prior Exchange Ratio plus the product of (i) the number of shares issued with respect to one share of Citicorp Stock and (ii) the prior Exchange Ratio.

                                 3.  There will be no adjustments to the
                                 Exchange Ratio to reflect cash dividends or other distributions paid with respect to Citicorp Stock other than distributions described in paragraph 6 below and Extraordinary Dividends as described below.
                                 A cash dividend or other distribution with respect to Citicorp Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Citicorp Stock by an amount equal to at least 10% of the Market Price of Citicorp Stock on the NYSE Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Citicorp Stock, the Exchange Ratio with respect to Citicorp Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Ratio will equal the product of
                                 (i) the then current Exchange Ratio and (ii) a fraction, the numerator of which is the Market Price on the NYSE Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the NYSE Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Citicorp Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Citicorp Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Citicorp Stock described in paragraph 6 below that also constitutes an Extraordinary Dividend shall only cause an adjustment to the Exchange Ratio pursuant to paragraph 6.

                                 4.  If Citicorp is being liquidated or is
                                 subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, the Notes will continue to be exchangeable into Citicorp Stock so long as a Market Price for Citicorp Stock is available. If a Market Price is no longer available for Citicorp Stock for whatever reason, including the liquidation of Citicorp or the subjection of Citicorp to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of Citicorp Stock will equal zero for so long as no Market Price is available.

                                 5.  If there occurs any reclassification or
                                 change of Citicorp Stock, or if Citicorp has been subject to a merger, combination or consolidation and is not the surviving entity, or if there occurs a sale or conveyance to another corporation of the property and assets of Citicorp as an entirety or substantially as an entirety, in each case as a result of which the holders of Citicorp Stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Citicorp Stock, then the holders of the Notes then outstanding will be entitled thereafter to exchange such Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, merger, combination, consolidation, sale or conveyance had such holders exchanged such Notes for Citicorp Stock immediately prior to any such corporate event. At such time, no adjustment will be made to the Exchange Ratio of Citicorp Stock.

                                 6.  If Citicorp issues to all of its
                                 shareholders equity securities of an issuer other than Citicorp (other than in a transaction described in paragraph 5 above), then the holders of the Notes then outstanding will be entitled to receive such new equity securities upon exchange of such Notes. The Exchange Ratio for such new equity securities will equal the product of the Exchange Ratio in effect for Citicorp Stock at the time of the issuance of such new equity securities times the number of shares of the new equity securities issued with respect to one share of Citicorp Stock.

                                 No adjustments to the Exchange Ratio will be required unless such adjustment would require a change of at least 0.1% in the Exchange Ratio then in effect. The Exchange Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Exchange Ratio will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the Citicorp Stock.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 or 6 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Ratio upon written request by any holder of the Notes.

Market Disruption Event:.......  "Market Disruption Event" means, with respect to Citicorp Stock:

                                  (i) a suspension, absence or material
                                 limitation of trading of Citicorp Stock on the primary market for Citicorp Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Citicorp Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                  (ii) a determination by the Calculation
                                 Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in an options contract on Citicorp Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Citicorp Stock and (5) an "absence of trading" on the primary securities market on which options contracts related to Citicorp Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Citicorp Stock; Public
  Information.................   Citicorp Stock is registered under the
                                 Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the
                                 "Commission"). Information provided to or filed with the Commission is available at the offices of the Commission specified under "Available Information" in the accompanying
                                 Prospectus.  In addition, information
                                 regarding Citicorp may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 NOTES OFFERED HEREBY AND DOES NOT RELATE TO
                                 CITICORP STOCK OR OTHER SECURITIES OF
                                 CITICORP.  ALL DISCLOSURES CONTAINED IN THIS
                                 PRICING SUPPLEMENT REGARDING CITICORP ARE
                                 DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO CITICORP. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING CITICORP ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR
                                 COMPLETENESS OF THE PUBLICLY AVAILABLE
                                 DOCUMENTS DESCRIBED IN THE PRECEDING
                                 PARAGRAPH) THAT WOULD AFFECT THE TRADING
                                 PRICE OF CITICORP STOCK (AND THEREFORE THE
                                 INITIAL PRICE AND THE EXCHANGE RATE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING CITICORP COULD AFFECT THE VALUE RECEIVED ON ANY EXCHANGE DATE WITH RESPECT TO THE NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF CITICORP STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with Citicorp including extending loans to, or making equity investments in, Citicorp or providing advisory services to Citicorp, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Citicorp and, in addition, one or more affiliates of the Company may publish research reports with respect to Citicorp. The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to Citicorp. Any prospective purchaser of a Note should undertake an independent investigation of Citicorp as in its judgment is appropriate to make an informed decision with respect to an investment in Citicorp Stock.

Historical Information.........  The following table sets forth the high and low Market Price during 1993, 1994, 1995, and during 1996 through February 15, 1996.(1)
                                 The Market Price on February 15, 1996 was $75 7/8. The Market Prices listed below have been derived from publicly disseminated information that the Company believes to be accurate. Neither the Company nor the Agent makes any representation as to the accuracy of such information. The historical prices of Citicorp Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Citicorp Stock will increase sufficiently to cause the beneficial owners of the Notes to receive an amount in excess of the principal amount on any Exchange Date.

                                                                                        Dividends
                                          Citicorp               High        Low        Per Share
                                 --------------------------    --------    --------    -----------
                                 (CUSIP #17303410)
                                 1993:
                                 First Quarter.............      29 5/8      20 7/8         -
                                 Second Quarter............      30 3/8      25 3/4         -
                                 Third Quarter.............      38 1/8      30 1/8         -
                                 Fourth Quarter............      39 5/8      33 7/8         -
                                 1994:
                                 First Quarter.............      43 3/4      36 5/8         -
                                 Second Quarter............      41 7/8      36 3/4        .15
                                 Third Quarter.............      45          40            .15
                                 Fourth Quarter............      47 3/4      40            .15
                                 1995:
                                 First Quarter.............      45          38 7/8        .30
                                 Second Quarter............      59 3/4      42 7/8        .30
                                 Third Quarter.............      71 7/8      58 3/8        .30
                                 Fourth Quarter............      73 3/8      63 5/8        .30
                                 1996:
                                 First Quarter
                                  Through February
                                  15, 1996.................      76 1/2      62 1/2

                                 ------------

                                 (1) Source: Bloomberg Financial Markets.


Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

                                 On the date of this Pricing Supplement, the
                                 Company, through its subsidiaries and others, may hedge its anticipated exposure in connection with the Notes by taking positions in Citicorp Stock, in options contracts on Citicorp Stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with
                                 such hedging.   Purchase activity could
                                 potentially increase the price of Citicorp
                                 Stock, and therefore effectively increase the level to which Citicorp Stock must rise before a holder of a Note would receive more than the accreted principal amount on any
                                 Exchange Date.   Although the Company has no
                                 reason to believe that its hedging activity will have a material impact on the price of Citicorp Stock or such options, there can be no assurance that the Company will not affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above and other available securities and instruments.

United States Federal
  Taxation:....................  The following discussion is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal Taxation" section in the accompanying Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below. Because of the absence of authority on point, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in the Notes. The Notes will be issued with original issue discount ("OID") equal to the difference between the Note's Issue Price and its "stated redemption price at maturity." For this purpose, the stated redemption price at maturity of the Notes is equal to the principal amount. The federal income tax consequences of Notes issued with OID, as well as other tax considerations relevant to the Notes, are discussed in the accompanying Prospectus Supplement. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below.

                                 The Notes will be treated as debt for United
                                 States federal income tax purposes. Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

                                 Under general United States federal income tax principles, upon exercise of the Exchange Right, a United States Holder will recognize gain or loss equal to the difference between the amount realized (which, if the Company delivers Citicorp Stock, will be the fair market value of such stock at the time of the exchange, plus any cash received in lieu of fractional shares) on the exchange and such Holder's tax basis in the Note. A United States Holder receiving Citicorp Stock will have a basis in the Citicorp Stock equal to its fair market value at the time of the exchange and a holding period in such stock beginning the day after the date of the exchange. Any loss recognized on any exchange will be treated as capital loss. It is unclear, however, under existing law whether gain recognized on any exchange will be treated as ordinary or capital in character. Subject to further guidance from the Internal Revenue Service, the Company intends to treat such gain as interest income and to report such amounts accordingly. Prospective investors should consult with their tax advisors regarding the character of gain recognized upon exercise of the Exchange Right.

                                 United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4 may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder would be required to account for the Note in the manner prescribed in withdrawn Treasury regulation
                                 Section  1.1275-4.  The Internal Revenue
                                 Service, however, would not be required to accept such method as correct.

                                 Any gain or loss recognized on the sale or other taxable disposition of a Note prior to maturity will be treated as capital in character.

                                 There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

                                 See also "United States Federal Taxation" in the accompanying Prospectus Supplement.

Plan of Distribution...........  The Notes may be offered to investors outside the United States. The Agent has agreed that any offers and sales made outside the United States will be made in compliance with any selling restrictions applicable in the jurisdictions where such offers and sales are made.


                                                                       ANNEX A


                          OFFICIAL NOTICE OF EXCHANGE

                      Dated:[At least 18 months after the Original Issue Date]


Morgan Stanley Group Inc.
1585 Broadway
New York, New York 10036

Morgan Stanley & Co. Incorporated, as
  Calculation Agent
1585 Broadway
New York, New York 10036
(Attn:  Richard P. Sandulli)
Fax:  212-761-0028



Dear Sirs:

         The undersigned holder of the Medium Term Notes, Series C, Senior Fixed Rate Notes due February 27, 2004 (Exchangeable for Shares of Common Stock of Citicorp) of Morgan Stanley Group Inc. (the "Notes") hereby irrevocably elects to exercise with respect to the principal amount of the Notes indicated below, as of the date hereof (or, if this letter is received after 11:00 a.m. on any NYSE Trading Day, as of the next NYSE Trading Day, provided that such day is prior to February 27, 2004), the Exchange Right as
described in Pricing Supplement No.   dated February  , 1996 (the "Pricing
Supplement") to the Prospectus Supplement dated March 29, 1995 and the Prospectus dated March 29, 1995 related to Registration Statement No. 33-57833. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon the Company will deliver, at its sole option, shares of the Common Stock of The Citicorp Company or cash 3 Business Days after the Exchange Date in accordance with the terms of the Notes, as described in the Pricing Supplement.


                                              Very truly yours,

                                              ________________________________
                                                [Name of Holder]


                                              By:_____________________________
                                                 [Title]


                                              ________________________________
                                                 [Fax No.]

                                              $_______________________________
                                                 Principal Amount of Notes
                                                   surrendered for exchange



Receipt of the above Official
Notice of Exchange is hereby acknowledged

MORGAN STANLEY GROUP INC., as Issuer

MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent


By MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent


By:________________________________________
    Title:


Date and time of acknowledgement___________